Twin Ridge Capital Acquisition Corp.
707 Menlo Park Avenue, Suite 110
Menlo Park, CA 94025

March 2, 2021

VIA EDGAR

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Re:	Twin Ridge Capital Acquisition Corp. Registration Statement on Form S-1 File No. 333-252363

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, Twin Ridge Capital Acquisition Corp. (the “Company”) hereby requests acceleration of the effective date of the above referenced Registration Statement to 4:00 p.m., Eastern Time, on March 3, 2021, or as soon thereafter as practicable, or at such other time as the Company or its outside counsel, Kirkland & Ellis LLP, request by telephone that such Registration Statement be declared effective.

Please contact Peter Seligson, of Kirkland & Ellis LLP, special counsel to the Company, at (212) 446-4756, as soon as the Registration Statement has been declared effective, or if you have any other questions or concerns regarding this matter.

Sincerely,

/s/ Sanjay K. Morey
Sanjay K. Morey
Co-Chief Executive Officer